MAIL STOP 3561

March 24, 2008

Mr. John King
Chief Executive Officer and Chief Financial Officer
Renewal Fuels, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

        Re: Tech Laboratories, Inc.
                Form 10-QSB for Fiscal Quarter
                Ended June 30, 2007
                Supplemental Response Filed
                September 26, 2007
                File No. 000-30172

Dear Mr. King:

       We issued comments to you on the above captioned filing(s) on December 12, 2008**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 5, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

       If you do not respond to the outstanding comments or contact us by April 5, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Joshua Thomas at 202-551-3832 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services